Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Trip.com Group Limited

攜程集團有限公司

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 9961)

DATE OF AUDIT COMMITTEE MEETING AND

ANNOUNCEMENT DATE OF

SECOND QUARTER AND FIRST HALF OF 2023 RESULTS

The audit committee of the board of directors of Trip.com Group Limited (the “Company”) will hold a meeting on Monday, September 4, 2023 (Shanghai/Hong Kong time) for the purposes of, among others, approving the Company’s financial results for the three months and six months ended June 30, 2023 (the “Results”) and its publication.

The Company will announce the Results on Tuesday, September 5, 2023 (Shanghai/Hong Kong time), before the trading hours of the Hong Kong Stock Exchange.

The Company’s management team will host a conference call at 8:00 PM U.S. Eastern Time on September 4, 2023 (or 8:00 AM on September 5, 2023 in the Shanghai/Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at: http://investors.trip.com. The call will be archived for twelve months at this website.

All participants must pre-register to join this conference call using the Participant Registration link below: https://register.vevent.com/register/BI90bc7b46919e4b55a896bf30b59d4a4a.

Upon registration, each participant will receive details for this conference call, including dial-in numbers and a unique access PIN. To join the conference, please dial the number provided, enter your PIN, and you will join the conference instantly.

By order of the Board Trip.com Group Limited James Jianzhang Liang
Executive Chairman of the Board

Hong Kong, August 23, 2023

As of the date of this announcement, the board of directors of the Company comprises Mr. James Jianzhang Liang, Mr. Min Fan, Ms. Jane Jie Sun, and Mr. Junjie He as directors, and Mr. Neil Nanpeng Shen, Mr. Qi Ji, Mr. Gabriel Li and Mr. JP Gan as independent directors.